January 5, 2010

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:   Cathay General Bancorp

Form 10-K for December 31, 2008

File Number 0-18630

Dear Mr. Windsor:

We received the Staff’s comment letter on December 29, 2009 regarding the above subject matter. In the letter, we were asked to respond within 10 business days or tell you when we will provide you with a response. Due to the upcoming release of the Company’s fourth quarter 2009 earnings data and related matters, we expect to file our response with you no later than January 26, 2010.

Thank you for your consideration in this matter. Should you have any questions, please do not hesitate to contact me at (626) 279-3652.

Very truly yours,

/s/ Heng W. Chen
Heng W. Chen
Executive Vice President and
Chief Financial Officer

cc: David Lyon, SEC